SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                          Schedule 13G


           Under the Securities Exchange Act of 1934
                       (Amendment No. 17)


               Mercantile Bankshares Corporation
                        (Name of Issuer)


                          Common Stock
                  Title of Class of Securities


                           587405101
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement.   X
                                                                    ------

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      CUSIP No. 587405101       13G           Page 2 of 5 pages


1.   Name of Reporting Person
     S. S. or I.R.S. Identification No. of above person

          Mercantile Bankshares Corporation, 52-0898572

2.   Check the Appropriate Box if a Member of a Group

          N/A

3.   SEC Use Only




4.   Citizenship or Place of Organization

          Maryland

5-8. Number of Shares Beneficially Owned by Each Reporting Person with:


     5.   Sole Voting Power           790,912
     6.   Shared Voting Power       1,023,591
     7.   Sole Dispositive Power      695,933
     8.   Shared Dispositive Power  1,618,147

9.   Aggregate amount beneficially owned by each reporting person

          2,439,423

10.  Check  box if the aggregate amount in row 9 excludes certain shares
          N/A

11.  Percent of class represented by amount in row 9

          5.07

12.  Type of reporting person

          H.C.

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                                              Page 3 of 5 Pages


               Securities and Exchange Commission
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934



Item 1(a) Name of Issuer:
          Mercantile Bankshares Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          2 Hopkins Plaza
          Baltimore, Maryland  21201

Item 2(a) Name of Person Filing:
          Mercantile Bankshares Corporation

Item 2(b) Address of Principal Business Office:
          2 Hopkins Plaza
          Baltimore, Maryland 2l20l

Item 2(c) Citizenship
          United States

Item 2(d) Title of Class of Securities
          Common Stock

Item 2(e) CUSIP Number
          587405101

Item 3(g) (x) Parent Holding Company, in accordance with S240.l3d-1(b)(ii)(G)

Item 4    Ownership:

          (a)  Amount Beneficially Owned:  2,439,423 shares

          (b)  Percent of Class: 5.07

          (c)  Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 790,912 shares
               (ii) shared power to vote or to direct the vote: 1,023,591 shares
               (iii) sole power to dispose or to direct the disposition of:
                     695,933 shares
               (iv)  shared power to dispose or to direct the disposition of:
                     1,618,147 shares

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                                              Page 4 of 5 Pages


Item 5         N/A

Item 6         N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company - See attached Exhibit.

Item 8         N/A

Item 9         N/A

Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature:After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     1/31/95
     DATE




     SIGNATURE



     JOHN A. O'CONNOR, JR
     SENIOR VICE PRESIDENT AND SECRETARY
     NAME/TITLE

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                                              Page 5 of 5 Pages


                MERCANTILE BANKSHARES CORPORATION


                          Schedule 13G


EXHIBIT

ITEM 7    RELEVANT SUBSIDIARY                           CLASSIFICATION

          (a)  Fredericktown Bank and Trust Company           BK

          (b)  Mercantile-Safe Deposit and Trust Company      BK

          (c)  The National Bank of Fredericksburg            BK

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